Exhibit 3.2

Certificate of Amendment

of

Amended Articles of Incorporation

of

DynEco Corporation

(amended)

The undersigned, Secretary of DynEco Corporation, a Minnesota corporation, does hereby certify that the following amendment was unanimously recommended by the Corporation’s Board of Directors on January 17, 2006 and was adopted by the Shareholders of the Corporation at a Special Meeting on January 31, 2006:

Article I of the Amended Articles of Incorporation is hereby amended to change the name of the corporation:

Article I

The name of this Corporation is Dynamic Leisure Corporation.

This Amendment shall be effective at the close of business on March 3, 2006 and is adopted pursuant to section 302A of the Minnesota Statutes.

Dated February 15, 2006.

/s/ Robert A.G. LeVine

Robert A.G. LeVine, Secretary

DynEco Corporation